27 May 2009

Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and

Health Care Services

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re: Biopack Environmental Solutions Inc.

Form 8-K Filed May 12, 2009
File No. 000-29981

Dear Ms. Jenkins,

Thank you for your letter dated May 14, 2009, which we received in Hong Kong on May 22, 2009. We are in the process of preparing the response to your comment letter, which we expect to submit on or about Monday, June 1, 2009.

In the meantime, we are providing our fax number and the contact details of our legal counsel for your use should you need to send any future communication to our company. We will also include these details in our future Edgar filings:

Office Address, Phone & Fax Number

Biopack Environmental Solutions Inc.

Unit 905, 9th Floor

Two Chinachem Exchange Square

338 King’s Road, North Point,

Hong Kong

Tel: +852 3586 1383

Fax:+852 3586 2366

Email: info@biopackev.com

Legal Counsel Contact

Ethan Minsky,

Clark Wilson LLP

Corporate Finance, Securities Partner

800-885 West Georgia Street

Vancouver, BC V6C 3H1

Tel: +1 604.643 3151

Fax: +1 604 687 6314

Email: epm@cwilson.com

Thank you,

BIOPACK ENVIRONMENTAL SOLUTIONS INC.

By: /s/ Gerald Lau

Gerald Lau, President